Mail Stop 6010

January 12, 2006

Mr. John E. Salamon
President
Salamon Group, Inc.
302-1028 Alberni Street
Vancouver, B.C., Canada   V6E 1A3

      RE: **Salamon Group, Inc.**
                 Item 4.01 Form 8-K/A#3
                 Filed January 10, 2007
                 File No. 0-50530

Dear Mr. Salamon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A#3 dated November 16, 2006

Item 4-01. Changes in Registrant's Certifying Accountant

We note the inclusion of the Exhibit 16 letter from the former auditor. However, contrary to your response letter dated January 2, 2007, there was no revision made to expand the fifth paragraph to include a statement regarding whether you had any disagreements with the former auditor <u>during any subsequent interim period before they resigned</u> in accordance with Item 304(a)(1)(iv) of Regulation S-B. Consequently, we have reiterated previously issued comments (with modifications) and included a reminder:

1. Please <u>state</u> whether during your two most recent fiscal years <u>and any subsequent interim period before your former auditor resigned</u>, you had any disagreements with your former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. This period also applies to any statements regarding reportable events and consultation with the new auditor. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

2. Please amend your Form 8-K to include the required letter from your former auditor as Exhibit 16 stating whether the auditor agrees with your Item 304 disclosures, or the extent to which the auditor does not agree.

3. According to the third paragraph of this report, your quarterly report on Form 10-QSB was filed without a required review by an independent public accountant pursuant to SAS 100. To comply with Item 310(b) of Regulation S-B, please amend your Form 10-QSB for the quarterly period ended September 30, 2006 to include a review report of the accountant. Please note that an accountant issuing a review report on interim data is presumed to not have adequate knowledge of your accounting and financial reporting policies unless he has also audited the prior fiscal year. Therefore, in order for your new auditor to issue a review report on this Form 10-QSB, he must first re-audit the Company's financial statements for the year ended December 31, 2004.

4. Just as a reminder, when you engage a new auditor, please identify the new auditor, the date of engagement, and disclose the information required by Item 304(a)(2) of Regulation S-B.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested

Mr. John E. Salamon
Salamon Group, Inc.
January 12, 2007
Page 3

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call David Burton at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant